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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended


                          South Wales Electricity plc
                  South Wales Electricity Generating Limited
                     Hyder Utilities (Operations) Limited

                (Name of foreign utility company or companies)


                               PPL Global, Inc.

                (Name of filing company, if filed on behalf of
                          a foreign utility company)

Item 1:
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        The names of the entities claiming foreign utility company status are
South Wales Electricity plc; South Wales Electricity Generating Limited; and Hyder Utilities (Operations) Limited (collectively, the "Project Companies"). The Project Companies have the following address: c/o Hyder plc, P.O. Box 295, Alexandra Gate, Rover Way, Cardiff CF24 5UE. Each of the Project Companies is a corporation organized and existing under the laws of England and Wales.

        Each of the Project Companies is a wholly-owned direct or indirect subsidiary of Hyder plc ("Hyder"). PPL Global, Inc. ("PPLG") and Southern Energy, Inc. ("SEI") intend to form a special purpose entity ("Holdco"), to be owned indirectly by PPLG (51%) and SEI (49%), to acquire an ownership interest in Hyder. PPLG is a wholly-owned subsidiary of PPL Corporation, an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company of 1935, as amended ("PUHCA). SEI is a wholly-owned subsidiary of The Southern Company, a registered holding company under Section 5 of
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PUHCA. As a result of this transaction, Holdco may acquire up to 100 percent of the voting securities of Hyder. To the knowledge of PPLG, no other entity will own five percent or more of the voting securities of Hyder.

        To the knowledge of PPLG, the Project Companies collectively own and operate 18,700 kilometers of overhead electricity lines, 14,200 kilometers of underground cable, as well as electric generating facilities with a total capacity of approximately 105 megawatts, comprising small landfill gas and hydroelectric generation, within England and Wales.

Item 2:
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        Each of PPL Electric Utilities Corporation and Safe Harbor Water Power
Corp. (collectively, the "PPL Operating Companies") is a domestic public utility company that is a subsidiary company of PPL Corporation and an associate company of PPLG. Each of Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Mobile Energy Services Company, L.L.C., Savannah Electric and Power Company and Southern Electric Generating Company (collectively, the "Southern Operating Companies") is a domestic public utility company that is a subsidiary of Southern and an associate company of SEI. None of the PPL Operating Companies nor the Southern Operating Companies has made an investment in or has any contractual relationship with any of the Project Companies, and no such investment or contractual relationship is contemplated.

                                   EXHIBIT A

  A certification of resources and authority has been previously filed with the Commission by the Pennsylvania Public Service Commission, the state commission that regulates the retail rates of PPL Electric Utilities Corporation. The requirements of Exhibit A are not applicable to the associate companies of Southern, which is a registered holding company.
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        PPL Global, Inc. has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ________________________________
                                        Michael D. Hornstein, Esq.
                                        Orrick, Herrington & Sutcliffe LLP
                                        3050 K Street, N.W.
                                        Washington, D.C. 20007
                                        (202) 339-8400

                                        Attorney for PPL Global, Inc.

May 31, 2000